

10031695


SEC MAIL
PROCESSING
RECEIVED
AUG 16 2010
WASH, D.C.
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39922

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G-W Brokerage Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Warren Street
(No. and Street)

Beverly	New Jersey	08010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E Joseph Wooters (609) 386-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor	New York	New York	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. Joseph Wooters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-W Brokerage Group, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RYAN A CONARD
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires October 6, 2011


Joseph
Amundsen
CPA

G-W Brokerage Group, Inc

Index to Financial Statements

June 30, 2010

JOSEPH AMUNDSEN

Certified Public Accountant ***MEMBER OF PCAOB***

jamundsencpa@gmail.com **110 Wall Street, 11th Floor New York, NY 10005**
Phone: (212)709-8250 Fax: (212)943-2300

Independent Auditor's Report

To the Shareholder of
G-W Brokerage Group, Inc:

I have audited the accompanying statement of financial condition of G-W Brokerage Group, Inc. as of June 30, 2010, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G-W Brokerage Group, Inc at June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Amundsen, CPA
New York, New York
July 20, 2010

G-W Brokerage Group, Inc

Statement of Financial Condition

June 30, 2010

Assets	
Cash	$ 23,941
Total Assets	23,941
Liabilities and stockholders' equity	
Accounts payable and accrued expenses	1,800
Reserve for income taxes	500
Current liabilities	2,300
Stockholders' equity	
Common stock, 300 shares outstanding, $1 par value 1,000 shares authorized	300
Additional paid-in capital	41,950
Retained earnings	(20,609)
Total stockholders' equity	21,641
	$ 23,941

See accompanying notes to financial statements.

G-W Brokerage Group, Inc.

Statement of Income

For the Year Ended June 30, 2010

Revenues	
Commission income	$ 33,270
Interest income	6
Total Revenues	33,276
Expenses	
Commission expense	14,814
Management fees	14,456
Occupancy and office expenses	3,500
	32,770
Net Income before income taxes	506
Reserve for Income Taxes	(500)
Net (Loss)	$ 6

G-W Brokerage Group, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at July 1, 2009	$ 300	$ 41,950	$ (20,615)
Net Income			6
Balance at June 30, 2010	$ 300	$ 41,950	$ (20,609)

See accompanying notes to financial statements.

G-W Brokerage Group, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2010

Cash flows from operating activities:		
Net income		$ 6
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable	$ -	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	-	
Total adjustments		-
Net cash provided by operating activities		6
Cash and equivalents, beginning of year		23,935
Cash and equivalents, end of year		$ 23,941

See accompanying notes to financial statements.

Nature of Business

G-W Brokerage, Inc. (the Company) was incorporated in the State of New Jersey in May, 1988. The Company was formed to sell mutual funds, limited partnerships, private placements and other securities on a commission basis. It is the policy of the Company not to hold or take physical possession of any securities of their customers.

Revenue Recognition

The Company prepares its financial statements on an accrual basis of accounting and records commissions receivable and payable on a trade date basis. Variable annuities and limited partnerships are recorded when the commissions are received.

Income Taxes

Income taxes are calculated on the liability method of accounting. The Company reports its taxable income on the same basis for financial statement purposes and no deferred tax liabilities arise.

Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

New Accounting Pronouncements

The FASB has issued guidance on "Disclosures about Derivative Instruments and Hedging Activities"(ASC 815), and "Subsequent Events"(ASC 855). The effect of these new pronouncements are discussed later.

Fair Value Measurements

The FASB has issued guidance (ASC 820) that prioritizes the inputs to valuation techniques used to measure fair value. However, the company has no assets other than cash.

Derivatives

The Company is not exposed to derivatives.

Related Party Transactions

The Company is solely owned by its parent company G-W Financial Group, Inc. G-W Brokerage has a management agreement with G-W Financial in which G-W Financial (the parent) provides all management and operating services for G-W Brokerage. These include, but are not limited to office space and supplies, postage, accounting and management services, indemnity against errors and omissions, telephone and utilities. G-W Brokerage pays the commissions earned by its salesmen. G-W Brokerage pays G-W Financial 100% of the excess commissions earned, but the management fee is not to exceed $250,000.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2010, the Company was in compliance with these regulations.

Income Taxes

The Company has a New Jersey Corporate Business Tax liability of $500 and no U.S. Corporate Income Tax liability. There are no deferred taxes. There is a net operating loss carryforward to 2010 of approximately $40,000.

Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At June 30, 2010, the Company was in compliance with this program.

Subsequent Events

The President and CEO has evaluated all subsequent transactions and events after the balance sheet date through July 20, 2010, the date on which these financial statements were issued and has determined that no additional items require disclosure.

G-W Brokerage Group, Inc.

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

June 30, 2010

Schedule 1

Total Assets	$ 23,941
Less: Liabilities	2,300
Total Shareholders' Equity	21,641
Less: Unallowable assets	
	21,641
Less: Money market haircut	(330)
Net Capital	21,311
Minimum Net Capital required	(5,000)
Excess net capital	16,311
Aggregate indebtedness	2,300
Net Capital	$ 15,470
Ratio AI to NC	15%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the FOCUS filing and this audit report. The minor difference is a result of a tax accrual expense for the year ended June 30, 2010 of $500.

See accompanying notes to financial statements.

G-W Brokerage Group, Inc.

SIPC Supplemental Report

June 30, 2010

SIPC Net Operating Revenue (FOCUS filings)	$33,276
General Assessment (.0025)	84
Less Previously Paid	(150)
Assessment balance due	NONE

See accompanying notes to financial statements.

G-W Brokerage Group, Inc.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended June 30, 2010

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
jamundsencpa@gmail.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholder of
G-W Brokerage Group, Inc.

In planning and performing my audit of the financial statements of G-W Brokerage Group, Inc., (the Company), as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Amundsen, CPA
New York, New York
July 20, 2010